FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   December , 2003

AltaRex Corp. (Translation of registrant's name into English)
1123 Dentistry /Pharmacy Bldg.,University of Alberta T6G 2N8 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, AltaRex Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 3, 2003

           AltaRex Corp.

 By:

/s/ Rob Salmon
_________________________________________________
Rob Salmon
Chief Financial Officer